Registration No.  33-63229
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 126

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered: Indefinite

G.   Amount of Filing Fee (as required by Rule 24f-2):  $500.00*

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective  on March 26, 1996 at 2:00 p.m. pursuant  to  Rule
     487.
                ________________________________

*Previously paid
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 126

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's ecurities                        *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
          selection or elimination of      Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      period payment certificates             *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors; Statement of
                                           Net Assets




* Inapplicable, answer negative or not required.


                   First Trust (registered trademark)

               American Healthcare Growth Trust, Series 1
             Media and Entertainment Growth Trust, Series 1

The Trusts. The First Trust(registered trademark) Special Situations Trust, Series 126 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts."

The American Healthcare Growth Trust, Series 1 is a unit investment trust consisting of a portfolio containing common stocks issued by healthcare companies.

The Media and Entertainment Growth Trust, Series 1 is a unit investment trust consisting of a portfolio containing common stocks issued primarily by media and entertainment companies.

The objective of each Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Equity Securities"). See "Schedule of Investments" for each Trust. Each Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trusts will be achieved. Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust.

The Equity Securities deposited in each Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See
"Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in the Trusts. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities in each Trust shall be maintained. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Equity Securities be Removed from a Trust?"

Public Offering Price. The Public Offering Price per Unit of each Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        Nike Securities L.P.

              Sponsor of First Trust (registered trademark)
                           1-800-621-9533


              The date of this Prospectus is March 26, 1996 an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $0.20 per Unit. Commencing on May 31, 1996, and on the last business day of each month thereafter, through February 28, 1997, a deferred sales charge of $0.02 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The sales charge of a Trust is reduced on a graduated scale for sales involving at least 5,000 Units. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.62% of the net amount invested, exclusive of the deferred sales charge), subject to a reduction beginning April 1, 1997. A pro rata share of accumulated dividends, if any, in the Income Account of a Trust is included in the Public Offering Price. The minimum amount which an investor may purchase of a Trust is $1,000 ($250 for Individual Retirement Accounts). Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent April 1, commencing April 1, 1997 to a minimum sales charge of 3.0%. See "How is the Public Offering Price Determined?"


UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.


Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities in each Trust) on the Initial Date of Deposit for the American Healthcare Growth Trust, Series 1 was $.0219 per Unit and for the Media and Entertainment Growth Trust, Series 1 was $.0638 per Unit. The actual net annual dividend distributions per Unit will vary with changes in fees and expenses of each Trust, with changes in dividends received and with the sale or liquidation of Equity Securities; therefore, there is no assurance that the estimated net annual dividend distributions will be realized in the future.


Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust, net of expenses of such Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the Trusts. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trusts, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of a Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trusts (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trusts (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. A Unit holder tendering 2,500 Units or more for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "How May Units be Redeemed?"

Termination. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of each Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Volatility in the market price of the Equity Securities in a Trust also changes the value of the Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Equity Securities will not be sold by the Trusts regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. See "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                  of the Equity Securities-March 26, 1996


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank (National Association)
            Evaluator:   First Trust Advisors L.P.


                                                                                                  American Healthcare
                                                                                                  Growth Trust
                                                                                                  Series 1
                                                                                                  __________

General Information
Initial Number of Units (1)                                                                           15,000
Fractional Undivided Interest in the Trust per Unit (1)                                             1/15,000
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                       $ 146,192
   Aggregate Offering Price Evaluation of Equity Securities per Unit                               $  9.7461
   Maximum Sales Charge of 4.5% of the Public Offering Price per Unit
    (4.62% of the net amount invested, exclusive of the deferred sales charge)                     $   .4498
   Less Deferred Sales Charge per Unit                                                             $  (.2000)
   Public Offering Price per Unit (3)                                                              $  9.9959
Sponsor's Initial Repurchase Price per Unit                                                        $  9.5461
Redemption Price per Unit (based on aggregate underlying value of Equity
    Securities less deferred sales charge) (4)                                                     $  9.5461


CUSIP Number                            33718R 393
First Settlement Date                   March 29, 1996
Mandatory Termination Date              April 1, 2001
Discretionary Liquidation Amount        The Trust may be terminated if
                                        the value thereof is less than
                                        the lower of $2,000,000 or 20%
                                        of the total value of Equity
                                        Securities deposited in the
                                        Trust during the primary
                                        offering period.
Trustee's Annual Fee                    $.0097 per Unit outstanding.
Evaluator's Annual Fee                  $.0030 per Unit outstanding,
                                        payable to an affiliate of the
                                        Sponsor.  Evaluations for
                                        purposes of sale, purchase or
                                        redemption of Units are made as
                                        of the close of trading (generally
                                        4:00 p.m. Eastern time) on the
                                        New York Stock Exchange on each
                                        day on which it is open.
Supervisory Fee (5)                     Maximum of $.0035 per Unit
                                        outstanding annually payable to
                                        anaffiliate of the Sponsor.
Estimated Annual Organizational
    and Offering Costs (6)              $.0060 per Unit.
Income Distribution Record Date         Fifteenth day of each June and
                                        December commencing June 15, 1996.
Income Distribution Date (7)            Last day of each June and December
                                        commencing June 30, 1996.


[FN]
______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for the Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $0.20 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $0.02 per Unit per month commencing May 31, 1996 and on the last business day of each month thereafter through February 28, 1997. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on April 1, 1997, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent April 1, commencing April 1, 1997 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                  of the Equity Securities-March 26, 1996


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank (National Association)
            Evaluator:   First Trust Advisors L.P.

                                                                                                   Media and
                                                                                                   Entertainment
                                                                                                   Growth Trust
                                                                                                   Series 1
                                                                                                   ________
General Information
Initial Number of Units(1)                                                                            15,000
Fractional Undivided Interest in the Trust per Unit (1)                                             1/15,000
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                       $ 146,675
   Aggregate Offering Price Evaluation of Equity Securities per Unit                               $  9.7783
   Maximum Sales Charge of 4.5% of the Public Offering Price per Unit
     (4.62% of the net amount invested, exclusive of the deferred sales charge)                    $   .4514
   Less Deferred Sales Charge per Unit                                                             $  (.2000)
   Public Offering Price per Unit (3)                                                              $ 10.0297
Sponsor's Initial Repurchase Price per Unit                                                        $  9.5783
Redemption Price per Unit (based on aggregate underlying value of Equity
     Securities less deferred sales charge) (4)                                                    $  9.5783


CUSIP Number                            33718R 401
First Settlement Date                   March 29, 1996
Mandatory Termination Date              April 1, 2001
Discretionary Liquidation Amount        The Trust may be terminated if
                                        the value thereof is less than
                                        the lower of $2,000,000 or 20%
                                        of the total value of Equity
                                        Securities deposited in the
                                        Trust during the primary
                                        offering period.
Trustee's Annual Fee                    $.0097 per Unit outstanding.
Evaluator's Annual Fee                  $.0030 per Unit outstanding, payable
                                        to an affiliate of the Sponsor.
                                        Evaluations for purposes of
                                        sale, purchase or redemption of
                                        Units are made as of the close
                                        of trading (generally
                                        4:00 p.m. Eastern time) on the
                                        New York Stock Exchange on each
                                        day on which it is open.
Supervisory Fee (5)                     Maximum of $.0035 per Unit outstanding
                                        annually payable to an affiliate of
                                        the Sponsor.
Estimated Annual Organizational
     and Offering Costs (6)             $.0060 per Unit.
Income Distribution Record Date         Fifteenth day of each June and
                                        December commencing June 15, 1996.
Income Distribution Date (7)            Last day of each June and December
                                        commencing June 30, 1996.


[FN]
______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for the Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $0.20 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $0.02 per Unit per month commencing May 31, 1996 and on the last business day of each month thereafter through February 28, 1997. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on April 1, 1997, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent April 1, commencing April 1, 1997 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

         FEE TABLE - American Healthcare Growth Trust, Series 1

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public
Offering" and "What are the Expenses and Charges?" Although the Trust has a term of five years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

                                                                                Amount
                                                                                per Unit
                                                                                ________

Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of offering price)                          2.50% (a)        $ 0.25
Deferred sales charge
  (as a percentage of original purchase price)                 2.00% (b)          0.20
                                                               ______           ______
                                                               4.50%              0.45
                                                               ======           ======

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                   .100%           $.0097
Portfolio supervision, bookkeeping, administrative
  and evaluation fees                                           .095%            .0093
Other operating expenses                                        .117%            .0114
                                                               ______           ______
  Total                                                         .312%           $.0304
                                                               ======           ======


                                 Example
                                 _______

                                                      Cumulative Expenses Paid for Period:
                                                         1 Year     3 Years      5 Years
                                                         ______     _______      _______
An investor would pay the following expenses on a
  $1,000 investment, assuming the American Healthcare
  Growth Trust, Series 1 has an estimated operating
  expense ratio of .312% and a 5% annual return on
  the investment  throughout the periods                 $ 48       $ 55         $ 62

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

[FN]
_____________________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 4.5% and the maximum remaining deferred sales charge (initially $0.20 per Unit) and would exceed 2.5% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $0.02 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing May 31, 1996 through February 28, 1997. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 2.0%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

       FEE TABLE - Media and Entertainment Growth Trust, Series 1

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public
Offering" and "What are the Expenses and Charges?" Although the Trust has a term of five years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.


                                                                                Amount
                                                                                per Unit
                                                                                ________

Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of offering price)                          2.49% (a)        $ 0.25
Deferred sales charge
  (as a percentage of original purchase price)                 1.99% (b)          0.20
                                                               ______           ______
                                                               4.48%              0.45
                                                               ======           ======

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                  .099%            $.0097
Portfolio supervision, bookkeeping, administrative
  and evaluation fees                                          .095%             .0093
Other operating expenses                                       .117%             .0114
                                                               _____            ______
  Total                                                        .311%            $.0304
                                                               =====            ======


                                 Example
                                 _______

                                                      Cumulative Expenses Paid for Period:
                                                         1 Year     3 Years      5 Years
                                                         ______     _______      _______
An investor would pay the following expenses on a
  $1,000 investment, assuming the Media and
  Entertainment Growth Trust, Series 1 has an
  estimated operating expense ratio of .311% and a
  5% annual return on the investment throughout the
  periods                                                $ 48       $ 54         $ 61

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

[FN]
_____________________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 4.5% and the maximum remaining deferred sales charge (initially $0.20 per Unit) and would exceed 2.5% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $0.02 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing May 31, 1996 through February 28, 1997. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 2.0%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

               American Healthcare Growth Trust, Series 1
             Media and Entertainment Growth Trust, Series 1

          The First Trust Special Situations Trust, Series 126

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 126 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of the underlying separate unit investment trusts, designated as: American Healthcare Growth Trust, Series 1 and Media and Entertainment Growth Trust, Series 1 (collectively, the "Trusts," and each individually, a "Trust"). The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank (National Association) as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trusts, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trusts.

The objective of the American Healthcare Growth Trust, Series 1 is to provide for capital appreciation potential by investing in common stocks issued by healthcare companies, which in the Sponsor's opinion, represent both market leaders and emerging growth companies in the healthcare sector. The companies selected for the Trust all have market capitalizations of at least $250 million and have been publicly traded for three years or more. See "Schedule of Investments" for American Healthcare Growth Trust, Series1. The huge and ever-growing healthcare field is undergoing major changes toward managing patient care, medical information systems and technology applications. The medical sector has historically provided investors with significant growth opportunities. Many of these companies develop, manufacture and sell prescription and over-the-counter drugs. In addition, they are well known for the vast amounts of money they spend on world-class research and development. In short, such companies work to improve the quality of life for millions of people and are vital to the nation's health and well-being.

New pressures to deliver higher quality care to larger numbers of people at lower competitive costs are contributing to strong market expansion, as well as spawning emerging new growth markets. The Trust will invest in both market leaders and emerging growth sectors that, in the Sponsor's opinion, are well-positioned to benefit from major changes that business and society are undergoing. United States expenditures for healthcare exceeded $1 trillion last year, and an even greater amount was expended overseas. The Sponsor believes strong continued growth is fostered by a combination of three factors: the increasing number of aged people requiring ever-greater medical resource support; the improving access to physicians and patient services through broader benefit coverage; and the accelerating pace of scientific discoveries that lead to new markets. Additionally, the Medicare debate and possible changes to the system should encourage enrollment in managed care plans, bringing increased utilization, greater demand and more technological advances - all positive forces for an investment in the healthcare industry.

The objective of the Media and Entertainment Growth Trust, Series 1 is to provide for capital appreciation potential by investing in common stocks issued primarily by media and entertainment companies. See "Schedule of Investments" for Media and Entertainment Growth Trust, Series 1. The Sponsor believes the companies chosen for the Trust are those best positioned to take advantage of the rapidly expanding global demand for media and entertainment programming and delivery systems. A rising standard of living worldwide with the accompanying increase in disposable income should serve to increase consumer demand for entertainment products such as movies, television programs, radio, magazines and newspapers. The number of households headed by 34- to 54-year olds is increasing in the United States. This age bracket, known as the "Baby Boomers," has the greatest amount of disposable income and spends more on entertainment than any other group. As this population group ages, it is the Sponsor's opinion that their rising incomes and greater time for leisure will encourage even more spending on entertainment. Additionally, advertising and media companies will most likely benefit as corporations step up advertising to reach this important consumer group. Also, population increases, world trade liberalization, and an improved political climate in many countries are also favorable factors for the global growth of media and entertainment companies.

The popularity of the Internet and technological advances such as fiber optics and digital compression are making access to information and entertainment easier and more affordable. As the providers of these services try to entice new users, they will require the information and entertainment content available from the leading media and entertainment companies.

In the opinion of the Sponsor, the passage of the Telecommunications Acts of 1996 will greatly benefit media and entertainment companies. Demand for quality media and entertainment content will only intensify as broadcasters, cable television companies and telephone companies compete for access to the best content to fill out their programming schedules as the removal of several regulatory barriers will allow cable and telephone companies to pursue attractive business opportunities formerly closed to them. In addition relaxed restrictions on radio and television station ownership will further encourage consolidation as broadcast companies look to lower costs and increase profits through increased economies of scale.

Each Trust has a Mandatory Termination Date, as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of either Trust will be achieved. Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in each Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from a Trust?" The original percentage relationship of each Equity Security to a Trust is set forth herein under the "Schedule of Investments" for each Trust. Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information." To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of that Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities by the Sponsor, the aggregate value of the Equity Securities in that Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of that Trust will be decreased proportionately. See "How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to each Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to a Trust. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. The fees payable to the Sponsor for such services may exceed the actual costs of providing such services for these Trusts, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. The fee may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trusts.

Subsequent to the initial offering period, the Evaluator, an affiliate of the Sponsor, will receive a fee as indicated in the "Summary of Essential Information." The fee may exceed the actual costs of providing such evaluation services for each Trust, but at no time will the total amount received for evaluation services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee set forth in each "Summary of Essential Information," which is based upon the largest aggregate number of Units of each Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and Evaluator's fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.

Expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust's portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by each Trust and charged off over a period not to exceed five years from the Initial Date of Deposit. The following additional charges are or may be incurred by a Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires each Trust to be audited on an annual basis at the expense of such Trusts by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his Units is allocated among his pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Equity Security held by such Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his Units for more than one year.

3. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and will be long-term if the Unit holder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

Dividends Received Deduction. A Unit holder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are received by a Trust.

A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46-day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of a Trust's Expenses by Unit holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of a Trust involved including his pro rata portion of all the Equity Securities represented by the Unit.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the

Unit holder and his tax basis in such fractional share of an Equity Security held by a Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified by the Internal Revenue Service that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

Unit holders will be notified annually of the amounts of income dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"

The foregoing discussion relates only to United States Federal income taxation of Unit holders; Unit holders may be subject to state and local taxation in other jurisdictions. Unit holders should consult their tax advisers regarding potential state or local taxation with respect to the Units, and foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

Why are Investments in the Trusts Suitable for Retirement Plans?

Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The Trusts consist of different issues of Equity Securities which are listed on a national securities exchange or the NASDAQ National Market System or traded in the over-the-counter market. See "What are the

Equity Securities Selected for American Healthcare Growth Trust, Series 1?" and "What are the Equity Securities Selected for Media and
Entertainment Growth Trust, Series 1?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail.

Healthcare. An investment in Units of American Healthcare Growth Trust, Series 1 should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in Advanced Medical Devices and Instruments, Drugs and Biotech, Healthcare Information Services, Healthcare/Managed Care, Hospital Management/Health Services and Medical Supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products until the late 1990s. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are under consideration by the Clinton Administration. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Equity Securities in the Trust.

Media and Entertainment. The Media and Entertainment Growth Trust, Series 1 invests in Equity Securities of companies involved in the media and entertainment industry, including advertising, broadcasting, cable television, entertainment and publishing companies. An investment in companies in the media and entertainment industry should be made with an understanding of the many factors which may have an adverse impact on a particular company, or on the industry in general. Certain of these include the cyclicality of revenues and earnings of companies in the industry, the availability of discretionary income of individuals, changing consumer tastes and interests, fierce competition in the industry and increasing governmental regulations. Certain of these companies may derive a significant portion of their revenues from the discretionary income of individuals, which may be adversely affected by economic downturns which reduce the amount of personal income available for non-essential items. Many of the products offered by the companies in the entertainment industry are subject to the risks of rapid obsolescence and changing consumer tastes and interests. In addition, certain types of companies are subject to various government regulations. For example, cable and telecommunications companies are subject to state and federal regulations, affecting the price of their services and the kinds of service which they may offer. Certain media communications companies are subject to Federal Communications Commission regulations. As a result of the foregoing, the Equity Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Equity Securities during the life of the Trust.


Certain of the Equity Securities in the Media and Entertainment Growth Trust, Series 1 are of foreign issuers, and therefore, an investment in the Trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Equity Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.



The securities of the foreign issuers in the Media and Entertainment Growth Trust, Series 1 are in ADR form. ADRs evidence American Depositary Receipts, which represent common stock deposited with a custodian in a depositary. American Depositary Shares and receipts therefor (ADRs) are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the term ADR generally includes American Depositary Shares.


ADRs may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the ADR holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues an ADR generally charges a fee, based on the price of the ADR, upon issuance and cancellation of the ADR. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the ADR than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the ADR market may also exist with respect to certain ADRs. In varying degrees, any or all of these factors may affect the value of the ADR compared with the value of the underlying shares in the local market. In addition, the rights of holders of ADRs may be different than those of holders of the underlying shares, and the market for ADRs may be less liquid than that for the underlying shares. ADRs are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are ADRs, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Equity Securities. The foreign issuers of securities that are ADRs may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in ADR form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

General. Each Trust consists of such Equity Securities listed under the "Schedule of Investments" for each Trust as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trusts pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trusts is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for American Healthcare Growth Trust, Series 1?

Advanced Medical Devices and Instruments

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy, including reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and oral-maxillofacial implants and instruments. Headquartered in Warsaw, Indiana, the company currently distributes products in approximately 100 countries.

Boston Scientific Corporation, headquartered in Natick, Massachusetts, develops, produces and markets medical devices worldwide. The company's product lines are used for cardiology, gastroenterology, radiology, urology, pulmonary medicine, vascular surgery and cardiovascular imaging systems. The products are used by physicians to perform less invasive surgery, reduce costs and decrease trauma to the patient.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, along with its subsidiaries, manufactures pacemakers, heart valves (both tissue and mechanical), neurological stimulation devices, therapeutic catheters and blood oxygenators. The company markets its products through hospitals, physicians and other medical institutions in the United States and abroad.

Nellcor Puritan-Bennett, Inc., headquartered in Pleasanton, California, designs, manufactures and markets patient monitoring, diagnostic and therapeutic products used in hospital critical care units, operating rooms and anesthesia care units. The company also produces a variety of disposable and reusable sensors and airway adaptors used in conjunction with the monitors. The instruments measure blood oxygen saturation, arterial pulses and respiratory gas.

St. Jude Medical, Inc., headquartered in St. Paul, Minnesota, manufactures and markets biomedical devices for cardiovascular and vascular applications. The company is the world's leading supplier of mechanical heart valves, having implanted over 570,000 since 1977. Other products include bioimplant tissue heart valves, bradycardia pacemakers, intra-aortic balloon pump systems and centrifugal pump systems.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, manufactures and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems, patient care and handling equipment for the global market and provides outpatient physical therapy services in the United States.

Drugs/Biotech

Amgen, Inc., headquartered in Thousand Oaks, California, is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advanced cellular and molecular biology.
Its two principal drugs are "Neupogen," an agent that stimulates the production of certain white blood cells and "Epogen," which promotes the production of red blood cells.

Biogen, Inc. develops biotechnology based products through the use of genetic engineering. The company's primary focus is on the development and testing of products used for the treatment of respiratory disease, inflammatory disease, AIDS and selected cancers. The company is headquartered in Cambridge, Massachusetts and through its licensees and affiliates, distributes products in the United States and abroad.

Merck & Company, Inc., a large, worldwide firm based in Whitehouse Station, New Jersey, is a leading researcher, developer, marketer and manufacturer of human and animal healthcare products, primarily prescription drugs. The company's product lines include anti-hypertensive, cardiovascular, anti-inflammatory and glaucoma treatments. Merck & Company, Inc. recently entered the prescription benefit management (PBM) business with its acquisition of Medco Containment.

Mylan Laboratories, Inc., headquartered in Pittsburgh, Pennsylvania, manufactures a broad line of generic pharmaceutical products. Products are made in tablet, capsule and powder dosage forms and include anti-anxiety, antidepressant, antihistamine and anti-inflammatory drugs. Mylan Laboratories, Inc. jointly owns Somerset Pharmaceuticals (with Circa Pharmaceuticals) which markets Eldepryl, a treatment for Parkinson's disease. Mylan Laboratories, Inc. currently has alliances with Eli Lilly & Co. and Roche Holdings Ltd. to manufacture and market generic drugs.

Pfizer, Inc., headquartered in New York, New York, develops, manufactures and sells technology-intensive products in 4 segments:
Healthcare (accounting for most of revenues) including pharmaceuticals, medical devices and surgical equipment; Animal Health; Food Science and Consumer Products. The company's products include "Zoloft" antidepressant, "Zithromax" antibiotic, "Norvasc" and "Procardia" cardiovascular drugs and "Diflucan" antifungal infection drug.

Schering-Plough Corporation, headquartered in Madison, New Jersey, discovers, develops, manufactures and markets pharmaceuticals and consumer products. The company's pharmaceutical products include prescription drugs, over-the-counter medicines, vision care products and animal healthcare products. Schering-Plough's consumer products group consists of cosmetics, proprietary medicines, toiletries and foot care products. Important brand names include "Claritin," "Proventil," "Vancenase," "Afrin," "Eulexin," "Intron A," "Scholl's" and "Coppertone."

Healthcare Information Services

HBO & Company, headquartered in Atlanta, Georgia, delivers enterprise-wide patient care, clinical, financial and strategic management software solutions, as well as networking technologies, outsourcing and other services to healthcare organizations in the United States, the United Kingdom, Canada, Australia and New Zealand.

Medaphis Corporation, headquartered in Atlanta, Georgia, is a leading provider of business management services to physicians and hospitals. The company currently serves approximately 16,850 physicians and 1,600 hospitals in 50 states.

Healthcare/Managed Care

HealthCare Compare Corporation, headquartered in Downers Grove,
Illinois, provides healthcare utilization review and cost management services designed to control client's healthcare costs. HealthCare Compare also establishes and manages networks of physicians who agree to provide healthcare at set rates for groups of users.

Humana, Inc., headquartered in Louisville, Kentucky, provides managed healthcare services to 3.8 million medical members. As one of the nation's largest managed care companies, Humana offers a full array of managed care products including health maintenance organizations and preferred provider organizations to employer groups, government-sponsored plans and individuals.

Oxford Health Plans, Inc., headquartered in Norwalk, Connecticut, is a managed care company which provides health benefit plans in the greater New York, New Jersey and Connecticut metropolitan areas. The company's product line includes traditional health maintenance organizations, a point-of-service plan, third-party administration of employer funded benefit plans and dental plans.

United Healthcare Corporation, headquartered in Minnetonka, Minnesota, is a national leader providing both comprehensive managed care services, such as HMO and carrier replacement products, and unbundled healthcare management and cost containment products and services. Services provided include claims processing and marketing, financial and accounting services, prescription drug benefit programs and mental health/substance abuse programs.

U.S. Healthcare, Inc., headquartered in Blue Bell, Pennsylvania, provides healthcare services through its HMOs located primarily in the eastern region of the United States. The company also provides a variety of other managed healthcare services to self-insured and other employers, including workers compensation managed care, coordination and administration of multiple health plans for multi-state employers, and quality measurement and improvement programs and data analysis systems for providers and purchasers of healthcare.

Hospital Management/Health Services

Columbia/HCA Healthcare Corporation, headquartered in Nashville,
Tennessee, is the nation's largest provider of healthcare services with more than 340 hospitals, more than 160 outpatient surgery centers, and 200 home health agencies in 36 states, the United Kingdom and Switzerland. The company is building comprehensive networks of healthcare services, including home health, rehabilitation and skilled nursing units in local markets around the United States.

Genesis Health Ventures, Inc., headquartered in Kennett Square, Pennsylvania, provides geriatric healthcare services. The company, founded in 1985, develops and manages healthcare networks designed to provide cost effective, outcome oriented services in select regional markets in the eastern United States.

HEALTHSOUTH Corporation, headquartered in Birmingham, Alabama, is the nation's largest provider of outpatient surgery and rehabilitative healthcare services. Upon completion of the previously announced acquisition of Advantage Health Corporation, the company will have more than 850 locations in 45 states.

Living Centers of America, Inc., headquartered in Houston, Texas, provides through its operating subsidiaries a diverse range of health care services including long-term healthcare, rehabilitation services and pharmaceutical services.

Manor Care, Inc. headquartered in Silver Spring, Maryland, operates 193 healthcare facilities containing over 25,000 beds in 28 states through its healthcare segment. The company also owns 82% of Vitalink Pharmacy Services, Inc., which provides institutional pharmacy services to nursing facilities and other institutions in 19 markets. Manor Care's lodging segment owns, manages or franchises over 3,500 hotels, open or under development, containing over 305,000 guest rooms.

Vencor, Inc., headquartered in Louisville, Kentucky, is one of the largest diversified healthcare providers in the United States. The company's operations encompass 36 long-term acute-care hospitals and 311 nursing centers with more than 42,000 beds, 55 retail and institutional pharmacy outlets and 23 retirement housing communities with approximately 3,100 apartments. Vencor is also the nation's largest provider of ancillary services to nursing homes and subacute providers, with over 2,000 contracts to provide respiratory, physical, occupational and speech therapies.

Medical Supplies

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, manufactures and markets a broad and diversified line of human healthcare products and services. The line includes pharmaceutical and nutritional products and various hospital and laboratory products, including intravenous and irrigating fluids and related equipment. Abbott Laboratories also markets diagnostic tests, including tests for AIDS and drug abuse.

Becton, Dickinson & Company, headquartered in Franklin Lakes, New Jersey, manufactures and sells a broad line of medical, surgical and diagnostic products used by hospitals, laboratories, pharmaceutical companies and medical schools. Becton, Dickinson & Company sells its products through distributors and directly through its own sales force to customers in the United States and abroad.

Cardinal Health, Inc., based in Dublin, Ohio, is one of the country's largest pharmaceutical distributors. The company provides an array of innovative, value-added services to a broad base of customers nationwide including hospitals, independent and chain pharmacies, managed care facilities, alternate care centers, and the pharmacy departments of supermarkets and mass merchandisers. Cardinal Health is also a franchiser of retail pharmacies through its wholly-owned subsidiary, Medicine Shoppe International, Inc.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, is the world's largest and most comprehensive manufacturer of healthcare products serving the consumer, pharmaceutical, diagnostics and professional markets. The company has 164 operating companies in 50 countries around the world, selling products in more than 175 countries.

Patterson Dental Company, headquartered in Mendota Heights, Minnesota, is the largest distributor of dental products in North America. The company supplies more than 50,000 products including x-ray film and solutions, impression and restorative materials, hand instruments, and sterilization and protective products and equipment to dentists, dental laboratories and institutions.

What are the Equity Securities Selected for Media and Entertainment Growth Trust, Series 1?

Advertising

Interpublic Group of Companies, Inc., headquartered in New York, New York, owns and operates three worldwide advertising agency systems. McCann-Erickson Worldwide, Ammirati & Puris/Lintas and the Lowe Group agencies plan and create advertising programs for clients and place advertising in radio, television, magazines and newspapers.

Omnicom Group, Inc., headquartered in New York, New York, is the third largest advertising group in the world, and generates more than half of its revenues from non-U.S. operations. Through its subsidiaries, Omnicom operates three separate advertising agency networks: DDB Needham Worldwide, BBDO Worldwide and TBWA International. In addition, certain marketing service and specialty advertising companies are operated through the Diversified Agency Services division.

Broadcasting

Belo (A.H.) Corp. (Class A), based in Dallas, Texas, and its subsidiaries own and operate network affiliated television stations and publish newspapers. The company's seven network affiliated television stations are located in the following markets: Dallas-Fort Worth,Texas; Houston, Texas; Seattle-Tacoma, Washington; Sacramento, California; Hampton-Norfolk, Virginia; New Orleans, Louisiana; and Tulsa, Oklahoma. Belo publishes The Dallas Morning News and nine community newspapers in the suburban Dallas-Fort Worth area.

Clear Channel Communications, Inc., headquartered in San Antonio, Texas, is a diversified broadcasting company which owns and operates 36 radio stations and 10 television stations in 21 markets in the United States and 8 radio stations in 5 markets in Australia.

Emmis Broadcasting Corporation (Class A), headquartered in Indianapolis, Indiana, owns and operates seven FM and one AM radio stations. The stations serve markets in Chicago, Indianapolis, Los Angeles, New York and St. Louis. Emmis Broadcasting Corporation also publishes
"Indianapolis Monthly" magazine, "Atlanta" magazine and other statistical publications for the radio industry.

Evergreen Media (Class A), headquartered in Irving, Texas, is the nation's third largest radio broadcasting company. The company currently owns and operates 34 radio stations in 13 markets including Los Angeles, New York, Chicago, San Francisco, Washington, D.C., Dallas, Philadelphia, Houston, Boston, Detroit, Miami, Charlotte and Buffalo.

Infinity Broadcasting Corporation (Class A), headquartered in New York, New York, is one of the nation's largest radio broadcasting companies. The company owns 34 major market radio stations, of which 28 are in top 10 markets. Infinity also has an investment in and manages Westwood One, Inc., the nation's largest producer and distributor of radio programs in the U.S.


Jacor Communications, Inc., headquartered in Cincinnati, Ohio, owns and operates 23 radio stations in 8 U.S. markets. The company recently announced plans to acquire Noble Broadcasting and Citicasters. Noble Broadcasting owns and operates 12 radio stations, Citicasters owns and operates 19 radio and 2 television stations. Upon completion of the

Citicasters and Noble transactions, Jacor will own and operate the largest number of radio stations of any American broadcast group.


Westinghouse Electric Corporation broadcasting operations, which consist of CBS and Group W broadcasting, will provide the company with half of its sales and approximately two-thirds of operating cash flow. The company's other operations include power generation, energy systems, transport refrigeration equipment, government and environmental services and its commercial electronics business which serves residential security and telecommunications markets. Westinghouse is headquartered in Pittsburgh, Pennsylvania.

Cable Television

Comcast Corporation (Special Class A), headquartered in Philadelphia, Pennsylvania, is a communications company with domestic and international interests in cable television, television programming and wireless and wireline telecommunications. The company provides cable service to numerous states. In addition, Comcast Corporation also has a majority interest in QVC, Inc., a retailer who sells through electronic media.

Tele-Communications, Inc.-Liberty Media Group A, headquartered in Englewood, Colorado, was spun off from Tele-
Communications, Inc.-TCI Group in August, 1995. The company invests in, produces, acquires and distributes through all media formats globally branded entertainment, educational and international programming and software. Liberty also engages in electronic retailing, direct marketing, advertising sales and transaction processing.


Tele-Communications, Inc.-TCI Group (Class A), headquartered in Englewood, Colorado, consists of the subsidiaries of Tele-Communications, Inc., which are involved in both domestic and international cable television and telecommunications, as well as technology ventures. The company is the nation's largest provider of cable television services with about 11.7 million basic subscribers.



U.S. West Media Group, headquartered in Englewood, Colorado, represents U.S. West Inc.'s cellular, cable, and telephone directory businesses. The company owns 25% of a partnership which controls Time Warner's cable systems, the HBO cable network and Warner Brothers films. The company recently agreed to buy Continental Cablevison. The purchase would make U.S. West the nation's third largest cable operator with 4.7 million subscribers.


Entertainment

Disney (Walt) Company, headquartered in Burbank, California, is a diversified international family entertainment company. Disney's theme parks include "Disneyland" and "Walt Disney World" which contains "Magic Kingdom," "Epcot Center" and "Disney MGM Studios." The company earns royalties from "Tokyo Disneyland" and owns 39% of "Euro Disney." Disney supplies filmed entertainment to theatres, television and video, publishes books and records music. The company sells merchandise through catalogs and Disney Stores and owns the Disney Channel. Disney recently acquired Capital Cities/ABC, adding the ABC Television Network, the ABC Radio Network, several TV and radio stations, newspapers and magazines, and an interest in four cable networks to its operations.

Grupo Televisa S.A. (ADR), headquartered in Mexico City, Mexico, operates a media company through its subsidiaries. The company produces, broadcasts, and distributes television programs in Spanish internationally. The company also produces, publishes and broadcasts radio and cable television programs, records music, promotes sports and special events, and conducts outdoor advertising.

King World Productions, Inc., headquartered in New York, New York, is the leading worldwide distributor of first-run programming, including "Wheel of Fortune," "Jeopardy!" and "The Oprah Winfrey Show" the three highest-rated strips in syndication. The company produces and distributes "Inside Edition," "American Journal" and "Rolanda." King World distributes its own library of feature films and television programs and the Mr. Food television insert. A subsidiary of the company sells national advertising time in King World and other television programming.

News Corporation, Ltd. (ADR) is an international media company headquartered in Sydney, Australia. The company's operations include the production and distribution of motion pictures and television programming, television and satellite broadcasting, the publication of newspapers, magazines, books and promotional inserts. In addition, News Corporation provides computer on-line services.

Polygram NV (ADR), headquartered in the Netherlands, is a major recorded music and entertainment company. The company produces recorded music under the labels A&M, Decca, Island, London, Mercury, Deutsche Grammophon, Philips Classic, Motown, Polydor and Verve. Polygram markets and distributes its music on compact discs, albums, videotapes, music cassettes and video discs through subsidiaries and licensees worldwide. The company is also a producer of film, television and video programming.

Time Warner Inc., headquartered in New York, New York, is a diversified media company which publishes magazines and books, produces and distributes motion pictures and television programming, sells recorded music, and owns and operates cable television systems, pay-TV networks and theme parks.


Viacom Inc. (Class B), headquartered in New York, New York, is one of the world's largest entertainment and publishing companies and a leading force in nearly every segment of the international media marketplace.
The operations of Viacom include Blockbuster Video, Blockbuster Music, MTV Networks, Paramount Parks, Paramount Pictures, Paramount Television, Showtime Networks, Simon & Schuster and Viacom Interactive Media, as well as cable systems serving 1.2 million customers, radio and television stations, and movie screens in 11 countries. The company also has a majority interest in Spelling Entertainment Group.


Publishing-Information

Equifax, Inc. provides a broad range of information-based solutions and decision support services that help businesses grant credit, insure lives and property, authorize checks at the point of sale, process credit card transactions, market products, control healthcare costs and complete other transactions. The company is headquartered in Atlanta, Georgia.

Reuters Holdings PLC (ADR) is an international news and information organization headquartered in London, England. The company provides economic and financial information to the business community, and supplies news services to the media.

Publishing-Newspapers

Gannett Company, Inc., headquartered in Arlington, Virginia, is a nationwide news and information company that publishes 92 daily newspapers including "USA Today" and "USA Weekend", a newspaper magazine. Gannett also has entertainment programming, operates 15 television stations, 13 radio stations, cable television systems in five states, alarm security services and the largest outdoor advertising company in North America.

Pulitzer Publishing, headquartered in St. Louis, Missouri, is engaged in newspaper publishing and television and radio broadcasting. The company's newspaper operations include two major metropolitan dailies, the St. Louis Post-Dispatch and the Arizona Daily Star in Tucson,
Arizona. Broadcasting operations consist of 9 network affiliated television stations and two radio stations.

Tribune Company is a leading information, entertainment and education company. Tribune publishes 4 daily newspapers, owns and operates
9 independent television stations and 5 radio stations, produces and syndicates programming and information and provides educationally oriented products and services for the school and consumer markets. The company is headquartered in Chicago, Illinois and also owns the Chicago Cubs.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in a Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities in such Trust and the issuance of a corresponding number of additional Units.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on a Trust.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $0.20 per Unit. Commencing on May 31, 1996, and on the last business day of each month thereafter, through February 28, 1997, a deferred sales charge of $0.02 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.62% of the net amount invested, exclusive of the deferred sales charge) subject to a reduction beginning April 1, 1997.



During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust divided by the number of Units of a Trust outstanding. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital

Accounts of a Trust, plus a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested) divided by the number of outstanding Units of a Trust and will be reduced by 1/2 of 1% on each subsequent April 1, commencing April 1, 1997 to a minimum sales charge of 3.0%.


The minimum amount which an investor may purchase of a Trust is $1,000 ($250 for an Individual Retirement Account or other retirement plans). The applicable sales charge for both primary and secondary market sales is reduced by a discount as indicated below for volume purchases (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                Primary and Secondary
                                              Percent of     Percent of
                                              Offering       Net Amount
Number of Units                               Price          Invested
________________                              __________     __________
 5,000 but less than 10,000                   0.25%          0.2506%
10,000 but less than 25,000                   0.50%          0.5025%
25,000 but less than 50,000                   1.00%          1.0101%
50,000 or more                                2.00%          2.0408%

Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units of a Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of a Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 3.0% of the Public Offering Price, and, for secondary market sales, 3.0% of the Public Offering Price (or 65% of the then current maximum sales charge after April 1, 1997). Volume concessions or agency commissions of an additional 0.10% of the Public Offering Price will be given to any broker/dealer or bank, who purchases from the Sponsor at least $100,000 on the Initial Date of Deposit or $250,000 on any day thereafter. Volume concessions or agency commissions of an additional 0.25% of the Public Offering Price will be given to any broker/dealer or bank who purchases from the Sponsor at least $500,000 of a Trust on the Initial Date of Deposit or any day thereafter. Effective on each April 1, commencing April 1, 1997, the sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Each Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?


The Sponsor of the Trusts will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.62% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trusts (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.



In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.5% subject to reduction beginning April 1, 1997) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Disribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. The pro rata share of cash in the Capital Account of a Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described below and (ii) a pro rata share of any other assets of a Trust, less expenses of such Trust. Not less than 60 days prior to the Mandatory Termination Date of a Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of whole shares of Equity Securities (an "In-Kind Distribution"), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. An In-Kind Distribution will be reduced by customary transfer and registration charges. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of a Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 p.m. Eastern time, the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Any Unit holder tendering 2,500 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, any time a Unit holder elects to tender Units for redemption, such Unit holder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Equity Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in a Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in a Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of a Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of a Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by a Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by a Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (708) 241-4141. As of December 31, 1995, the total partners' capital of Nike Securities L.P.
was $9,033,760 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture.

If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by a broker/dealer, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of such Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS


The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 126


We have audited the accompanying statements of net assets, including the schedules of investments, of The First Trust Special Situations Trust, Series 126, comprised of American Healthcare Growth Trust, Series 1 and Media and Entertainment Growth Trust, Series 1, at the opening of business on March 26, 1996. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letters of credit held by the Trustee and deposited in the Trusts on March 26, 1996. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 126, comprised of American Healthcare Growth Trust, Series 1 and Media and Entertainment Growth Trust, Series 1, at the opening of business on March 26, 1996 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
March 26, 1996

                                                  Statement of Net Assets


                               American Healthcare Growth Trust, Series 1
                     The First Trust Special Situations Trust, Series 126
                At the Opening of Business on the Initial Date of Deposit
                                                           March 26, 1996


                               NET ASSETS
Investment in Equity Securities represented by purchase contracts (1)(2)           $146,192
Organizational and offering costs (3)                                                45,000
                                                                                   ________
                                                                                    191,192
Less accrued organizational and offering costs (3)                                  (45,000)
Less liability for deferred sales charge (4)                                         (3,000)
                                                                                   ________
Net assets                                                                         $143,192
                                                                                   ========
Units outstanding                                                                    15,000


                         ANALYSIS OF NET ASSETS

Cost to investors (5)                                                              $149,939
Less sales charge (5)                                                                (6,747)
                                                                                   ________
Net Assets                                                                         $143,192
                                                                                   ========

[FN]
                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 1,500,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($.20 per Unit), payable to the Sponsor in ten equal monthly installments beginning on May 31, 1996, and on the last business day of each month thereafter through February 28, 1997. If Units are redeemed prior to February 28, 1997, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.62% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Statement of Net Assets

                           Media and Entertainment Growth Trust, Series 1
                     The First Trust Special Situations Trust, Series 126
                At the Opening of Business on the Initial Date of Deposit
                                                           March 26, 1996



                               NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)          $146,675
Organizational and offering costs (3)                                                45,000
                                                                                   ________
                                                                                    191,675
Less accrued organizational and offering costs (3)                                  (45,000)
Less liability for deferred sales charge (4)                                         (3,000)
                                                                                   ________
Net assets                                                                         $143,675
                                                                                   ========
Units outstanding                                                                    15,000



                         ANALYSIS OF NET ASSETS
Cost to investors (5)                                                              $150,445
Less sales charge (5)                                                                (6,770)
                                                                                   ________
Net Assets                                                                         $143,675
                                                                                   ========

[FN]
                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 1,500,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($.20 per Unit), payable to the Sponsor in ten equal monthly installments beginning on May 31, 1996, and on the last business day of each month thereafter through February 28, 1997. If Units are redeemed prior to February 28, 1997, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.62% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.


Page 36
                                                  Schedule of Investments


                               American Healthcare Growth Trust, Series 1
                     The First Trust Special Situations Trust, Series 126
                At the Opening of Business on the Initial Date of Deposit
                                                           March 26, 1996



                                                     Percentage     Market      Cost of
Number                                               of Aggregate   Value       Equity
  of   Ticker Symbol and                             Offering       per         Securities
Shares Name of Issuer of Equity Securities (1)       Price          Share       to Trust (2)
______ _______________________________________       ___________    ________    ____________
       ADVANCED MEDICAL DEVICES AND INSTRUMENTS

 350   BMET   Biomet, Inc.                           3.35%          $14.000     $  4,900
 100   BSX    Boston Scientific Corporation          3.37%           49.250        4,925
  87   MDT    Medtronic, Inc.                        3.35%           56.250        4,894
  74   NELL   Nellcor Puritan-Bennett, Inc.          3.35%           66.250        4,903
 125   STJM   St. Jude Medical, Inc.                 3.30%           38.625        4,828
 101   STRY   Stryker Corporation                    3.34%           48.375        4,886

       DRUGS/BIOTECH

  81   AMGN   Amgen, Inc.                            3.28%           59.250        4,799
  78   BGEN   Biogen, Inc.                           3.31%           62.000        4,836
  78   MRK    Merck & Company, Inc.                  3.34%           62.500        4,875
 234   MYL    Mylan Laboratories, Inc.               3.38%           21.125        4,943
  72   PFE    Pfizer, Inc.                           3.34%           67.750        4,878
  82   SGP    Schering-Plough Corporation            3.35%           59.625        4,889

       HEALTHCARE INFORMATION SERVICES

  52   HBOC   HBO & Company                          3.34%           94.000        4,888
 102   MEDA   Medaphis Corporation                   3.33%           47.750        4,871

       HEALTHCARE/MANAGED CARE

 101   HCCC   HealthCare Compare Corporation         3.35%           48.500        4,899
 198   HUM    Humana, Inc.                           3.32%           24.500        4,851
  56   OXHP   Oxford Health Plans, Inc.              3.31%           86.500        4,844
  79   UNH    United Healthcare Corporation          3.32%           61.500        4,858
 104   USHC   U.S. Healthcare, Inc.                  3.34%           47.000        4,888

       HOSPITAL MANAGEMENT/HEALTH SERVICES

  88   COL    Columbia/HCA Healthcare Corporation    3.30%           54.750        4,818
 119   GHV    Genesis Health Ventures, Inc.          3.33%           40.875        4,864
 134   HRC    HEALTHSOUTH Corporation                3.31%           36.125        4,841
 127   LCA    Living Centers of America, Inc.        3.32%           38.250        4,858
 121   MNR    Manor Care, Inc.                       3.34%           40.375        4,885
 141   VC     Vencor, Inc.                           3.32%           34.375        4,847

       MEDICAL SUPPLIES

 120   ABT    Abbott Laboratories                    3.34%           40.625        4,875
  58   BDX    Becton, Dickinson & Company            3.29%           83.000        4,814
  78   CAH    Cardinal Health, Inc.                  3.33%           62.375        4,865
  52   JNJ    Johnson & Johnson                      3.33%           93.625        4,868
 164   PDCO   Patterson Dental Company               3.42%           30.500        5,002
                                                    ______                      __________
            Total Investments                         100%                      $146,192
                                                    ======                      ==========


[FN]
______________
(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on March 25, 1996.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $146,192. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $146,276 and $84, respectively.

                                                  Schedule of Investments

                           Media and Entertainment Growth Trust, Series 1
                     The First Trust Special Situations Trust, Series 126
                At the Opening of Business on the Initial Date of Deposit
                                                           March 26, 1996



                                                         Percentage     Market      Cost of
Number                                                   of Aggregate   Value       Equity
  of   Ticker Symbol and                                 Offering       per         Securities
Shares Name of Issuer of Equity Securities (1)           Price          Share       to Trust (2)
______ _______________________________________           ___________    ________    ____________
       ADVERTISING

 130   IPG   Interpublic Group of Companies, Inc.        3.99%          $ 45.000    $  5,850
 138   OMC   Omnicom Group, Inc.                         3.99%            42.375       5,848

       BROADCASTING

 177   BLC   Belo (A.H.) Corp. (Class A)                 3.92%            32.500       5,752
 107   CCU   Clear Channel Communications, Inc.          4.05%            55.500       5,938
 151   EMMS  Emmis Broadcasting Corporation (Class A)    4.07%            39.500       5,964
 163   EVGM  Evergreen Media (Class A)                   4.06%            36.500       5,950
 131   INF   Infinity Broadcasting Corporation (Class A) 3.98%            44.625       5,846
 296   JCOR  Jacor Communications, Inc.                  4.04%            20.000       5,920
 306   WX    Westinghouse Electric Corporation           3.99%            19.125       5,852

       CABLE TELEVISION

 316   CMCSK Comcast Corporation (Special Class A)       3.98%            18.500       5,846
 217   LBTYA Tele-Communications, Inc.-
               Liberty Media Group A                     3.99%            27.000       5,859
 306   TCOMA Tele-Communications, Inc.-
               TCI Group (Class A)                       3.99%            19.125       5,852
 285   UMG   U.S. West Media Group                       3.96%            20.375       5,807

       ENTERTAINMENT

  91   DIS   Disney (Walt) Company                       3.99%            64.250       5,847
 239   TV    Grupo Televisa S.A. (ADR)                   4.05%            24.875       5,945
 139   KWP   King World Productions, Inc.                3.97%            41.875       5,821
 245   NWS   News Corporation, Ltd. (ADR)                4.03%            24.125       5,911
  98   PLG   Polygram NV (ADR)                           3.98%            59.625       5,843
 140   TWX   Time Warner Inc.                            3.98%            41.750       5,845
 142   VIA/B Viacom Inc. (Class B)                       4.01%            41.375       5,875

       PUBLISHING-INFORMATION

 285   EFX   Equifax, Inc.                               3.96%            20.375       5,807
  93   RTRSY Reuters Holdings PLC (ADR)                  4.02%            63.375       5,894

       PUBLISHING-NEWSPAPERS

  85   GCI   Gannett Company, Inc.                       4.00%            69.000       5,865
 115   PTZ   Pulitzer Publishing                         4.00%            51.000       5,865
  87   TRB   Tribune Company                             4.00%            67.500       5,873
                                                         ______                     _________
            Total Investments                            100%                       $146,675
                                                         ======                     =========


[FN]
_______________
(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on March 25, 1996.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $146,675. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $146,768 and $93, respectively.

CONTENTS:
Summary of Essential Information:
    American Healthcare Growth Trust, Series 1                  4
    Media and Entertainment Growth Trust, Series 1              5
The First Trust Special Situations Trust, Series 126:
    What is The First Trust Special Situations Trust?           8
    What are the Expenses and Charges?                          9
    What is the Federal Tax Status of Unit Holders?            11
    Why are Investments in the Trusts Suitable for
       Retirement Plans?                                       13
Portfolio:
    What are Equity Securities?                                13
    Risk Factors                                               14
    What are the Equity Securities Selected for
        American Healthcare Growth Trust, Series 1?            17
     What are the Equity Securities Selected for
        Media and Entertainment Growth Trust, Series 1?        20
     What are Some Additional Considerations
        for Investors?                                         22
Public Offering:
     How is the Public Offering Price Determined?              23
     How are Units Distributed?                                25
     What are the Sponsor's Profits?                           26
     Will There be a Secondary Market?                         26
Rights of Unit Holders:
    How is Evidence of Ownership
        Issued and Transferred?                                27
    How are Income and Capital Distributed?                    27
    What Reports will Unit Holders Receive?                    28
    How May Units be Redeemed?                                 28
    How May Units be Purchased by the Sponsor?                 30
    How May Equity Securities be Removed
        from a Trust?                                          30
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                        31
    Who is the Trustee?                                        31
    Limitations on Liabilities of Sponsor
       and Trustee                                             32
     Who is the Evaluator?                                     32
Other Information:
     How May the Indenture be Amended
        or Terminated?                                         32
     Legal Opinions                                            33
     Experts                                                   33
Report of Independent Auditors                                 34
Statement of Net Assets:
     American Healthcare Growth Trust, Series 1                35
     Media and Entertainment Growth Trust, Series 1            36
Schedule of Investments:
     American Healthcare Growth Trust, Series 1                37
     Media and Entertainment Growth Trust, Series 1            39

                           ______________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.



                    FIRST TRUST (registered trademark)


                    American Healthcare Growth Trust
                                Series 1

                  Media and Entertainment Growth Trust
                                Series 1


                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-708-241-4141


                                Trustee:

                        The Chase Manhattan Bank
                         (National Association)
                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520



                             March 26, 1996



                     PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule




                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 126, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1, The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1, The First Trust Special Situations Trust, Series 119 and The First Trust Combined Series 248, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 126, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 26, 1996.

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 126

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By     Carlos E. Nardo
                                     Senior Vice President



                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                       DATE

Robert D. Van Kampen   Sole Director         )
                       of Nike Securities    )
                       Corporation, the      )  March 26, 1996
                       General Partner of    )
                       Nike Securities L.P.  )
                                             )
                                             )
                                             ) Carlos E. Nardo
                                             ) Attorney-in-Fact**
                                             )
                                             )




   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 26, 1996, in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 33-63229) and related Prospectus of The First Trust Special Situations Trust, Series 126.



                                               ERNST & YOUNG LLP


Chicago, Illinois
March 26, 1996


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 126 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

                               S-6